

June 12, 2013

Via Email
Mr. Erik Prusch
President and Chief Executive Officer
Clearwire Corporation
1475 120th Avenue Northeast
Bellevue, Washington 98005

> **Re:  Clearwire Corporation**
> **Amendment No. 7 to Schedule 13E-3**
> **Filed on May 28, 2013**
> **File No. 005-84306**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 23, 2013**
> **File No. 001-34196**

Dear Mr. Prusch:

We have reviewed this filing and request your confirmation.  If you do not believe our comment applies, please tell us why in your response.  After reviewing your response, we may have additional comments.

General

1.   We note that DISH has made a tender offer for Clearwire Class A common stock for an amount of cash per share that exceeds the cash consideration being offered in the Rule 13e-3 transaction.  Consistent with our recent conversations, the staff believes that any proxy supplement sent or given to security holders that contains a change in the board of directors' recommendation regarding the Rule 13e-3 transaction should be accompanied by a new proxy card.  Please confirm your understanding.

You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3503 if you have any other questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via Email</u>
   David Fox, Esq.
   Kirkland & Ellis LLP